Genprex, Inc.

100 Congress Avenue, Suite 2000

Austin, Texas 78701

October 12, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Suzanne Hayes
Dorman Yale

Re:	Genprex, Inc.
Registration Statement on Form S-1
File No. 333-219386

Request for Acceleration of Effectiveness
Requested Date: Friday, October 13, 2017
Requested Time: 4:30 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-219386), as amended (the “Registration Statement”) to become effective on October 13, 2017, at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

By separate letter, the underwriter of the issuance of the securities being registered joins this request for acceleration.

The Registrant hereby authorizes Christopher Ozburn of Streusand, Landon & Ozburn LLP, to orally modify or withdraw this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(i)	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Christopher Ozburn at (512) 236-9908. We also request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Streusand, Landon & Ozburn LLP, attention: Christopher Ozburn, via facsimile at 512-236-9904.

Sincerely,

GENPREX, INC.

By:	/s/ J. Rodney Varner
J. Rodney Varner
Chief Executive Officer

cc:	Christopher Ozburn, Streusand, Landon & Ozburn LLP